LPL Financial Holdings Inc.

LPL Holdings, Inc.

4707 Executive Drive,

San Diego, CA 92121

March 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Livingston

Re:	LPL Financial Holdings Inc.
LPL Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-285503 and 333-285503-01)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, LPL Financial Holdings Inc., a Delaware corporation, and LPL Holdings, Inc., a Massachusetts corporation (collectively, the “Registrants”), hereby request that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on March 25, 2025, or as soon as possible thereafter. The Registrants hereby authorize Thomas Fraser or Tristan VanDeventer of Ropes & Gray LLP, counsel to the Registrants, to orally modify or withdraw this request for acceleration.

Please contact Thomas Fraser (Thomas.Fraser@ropesgray.com) / telephone: 617-951-7063 of Ropes & Gray LLP as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

LPL FINANCIAL HOLDINGS INC. LPL HOLDINGS, INC.

By:	/s/ Althea Brown
Name:	Althea Brown
Title:	Chief Legal Officer and Secretary

[Signature Page to Acceleration Request]